Exhibit 99.(k)(3)

AMENDED and RESTATED

INVESTOR RELATIONS SERVICES AGREEMENT

Amended and Restated Investor Relations Agreement (the “AGREEMENT”) effective as of September 5, 2018 which amends and restates, in its entirety, the Investor Relations Services Agreement effective as of February 1, 2010, and amended and restated as of April 1, 2017, between the registered closed-end investment companies listed on Schedule A (hereinafter referred to collectively as the “Funds” and, individually, as a “Fund”) and Aberdeen Asset Management Inc. (hereinafter referred to as “AAMI”).

1.              AAMI agrees, during the term of this Agreement, to provide or arrange for a third party to provide investor relations and secondary market support services for the Funds.  These services may from time to time include, the following or other services as AAMI in its discretion, considers appropriate to enhance the visibility of the Funds and encourage investment in the Funds by retail and institutional investors:

Core Service: Plan Participation and Promotion

•                  Product Specific Brochure Promoting closed end funds at Aberdeen;

•                  Attendance at Industry Conferences;

•                  Coordinate and promote investor/analyst roadshows;

•                  Act as liaison between the Funds and an agent with respect to a share purchase program;

•                  Develop and maintain an Educational Thought Leadership Program via whitepapers or podcasts;

•                  Develop and distribute letters to shareholders on special issues;

•                  Coordinate the preparation, printing and distribution of the quarterly investor relations reports;

•                  Provide quarterly reports to the Fund’s Board of Directors/Trustees on AAMI’s investor relations and marketing support activities, including such information as the Board of Directors/Trustees may reasonably request;

•                  Produce targeted advertising campaigns for a Fund in print and/or online format.

Institutional and Investor Relations

•                  Prepare and distribute monthly manager reports and enhanced factsheets;

•                  Participate in industry closed end fund virtual forums;

•                  Coordinate and participate in regional roadshows to brokers with the portfolio managers and/or client service representatives;

•                  Proactively pursue and/or coordinate media interviews for Fund management with print, broadcast and electronic reporters to discuss the Funds and the markets in which they invest; purchase and distribute reprints;

•                  Coordinate meetings with members of relevant associations and/or membership organizations;

•                  Distribute to media sources:

•                  periodic dividend releases;

•                  monthly performance releases;

•                  releases on extraordinary topics, including, but not limited to, results of annual meetings, market events, and major factors affecting the Fund;

•                  Manage shareholder and broker toll-free telephone services for the Fund;

•                  Provide third-party news and information services with monthly and quarterly updates on price, net asset value, total assets, holdings and dividend information;

•                  Build and maintain database of targeted email lists for distribution of fact sheets and other Fund information;

•                  Conduct statistical analysis and research on closed end funds and investor perception; and implement findings into investor communications and market planning strategies.

Closed End Fund Distribution Marketing

•                  Create and maintain targeted campaign websites;

•                  Coordinate participation in third party investment and financial services websites;

•                  Develop webinars for funds and market outlooks;

•                  Coordinate and engage third party data providers to provide ongoing web content;

•                  Fund Data Factsheets: daily closed end fund metrics uploaded to our site;

•                  Distribute on-going communications to professional investors;

•                  Create and manage on-going digital marketing to drive traffic to website and increase fund awareness.

2.              The Funds agree, during the term of this Agreement, to pay into an account overseen by AAMI, on a quarterly basis in arrears, the fees reflected in the fee schedule included at Schedule B (the “Investor Relations Account”). Fees under the Agreement may be changed after the Initial Term upon mutual agreement of the parties to the Agreement.   Amounts in the Investor Relations Account may be used by AAMI solely to compensate third parties who provide or assist AAMI with providing one or more of the services detailed in Section 1 of this Agreement.  AAMI does not receive compensation for its services under this Agreement and shall not be entitled to retain any amount in the Investor Relations Account.

3.              In coordinating the services with third parties under this Agreement, AAMI may enter into written agreements with such third parties and pay the third parties out of the Investor Relations Account.  AAMI shall be responsible for monitoring and overseeing the performance by such third parties of their obligations under any such written agreement.

4.              AAMI shall provide quarterly reports to the Funds’ Boards of the services provided hereunder. At least annually, AAMI shall provide a report showing payments made to third parties under this Agreement, as well as the services provided by such third parties and a summary of contributions and expenditures out of the Investor Relations Account.

5.              AAMI agrees to preserve the confidentiality of all non-public information provided to AAMI by the Funds or their agents, or information developed by AAMI based upon such non-public information. AAMI shall not disclose such information except when required to do so pursuant to court order, subpoena, or other judicial process. Non-public information shall not include information which (a) was or becomes generally available to the public other than as a result of a disclosure by AAMI or its directors, officers, employees, agents or advisors; (b) was available to the public prior to its disclosure to AAMI by the Funds or their representatives; (c) becomes available to AAMI on a non-confidential basis from a source other than the Funds or their representatives, provided that such source is not known by AAMI (i) to be subject to a confidentiality agreement with the Funds or another party with respect to the information or (ii) to be subject to an obligation, by statute or common law, to maintain the confidentiality of the information; or (d) is independently developed by AAMI.

6.              The term of this Agreement continues from the initial agreement dated February 1, 2010, which this Agreement amends and restates.  For each Fund, the Agreement shall continue in effect for a Fund from year to year, provided such continuance is approved annually by the Board of Directors/Trustees of the Fund.

7.              This Agreement may be terminated by either party on sixty (60) days’ written notice, without payment of penalty, provided that such termination by  a Fund shall be approved by the vote of a majority of the Directors/Trustees of the Fund. During said sixty (60) day notice period, the parties shall continue to perform all of their obligations under this Agreement. In addition, the Agreement may be terminated at any time upon a material breach by the other party hereto. The termination of this Agreement by any one Fund shall not affect the continuation of the Agreement for any other Fund.

8.              Each Fund hereby acknowledges that AAMI shall rely upon the accuracy of all information provided by the Fund or its agents to it. Each Fund assumes full and complete responsibility and liability for the financial and other information furnished to AAMI for its use on the Fund’s behalf under this Agreement (other than information provided by AAMI, any AAMI affiliate or agent) and each Fund shall indemnify and hold harmless AAMI from and against any demands, claims, or liability relating thereto. Each Fund shall pay AAMI any amounts payable by AAMI in settlement of any claims or in satisfaction of any judgments resulting from AAMI’s use of any financial or other information furnished by the Fund in connection with the services rendered by AAMI hereunder (other than information provided by AAMI, any AAMI affiliate or agent), together with all costs and expenses incurred in connection therewith, including, without limitation, reasonable attorney’s fees and costs of litigation. Without limiting the foregoing, each Fund shall reimburse AAMI for all costs and expenses, including reasonable attorney’s fees, incurred in responding to any subpoena or other court process in any action or proceeding or investigation in which the Fund or its affiliates are a party or are otherwise involved. Notwithstanding the above, a Fund shall not be liable for, and shall be indemnified by AAMI against, any loss, claim, damage or liability which was the direct result of AAMI’s or its affiliates’ or agent’s wilful misfeasance, bad faith, negligence or reckless disregard of its duties under this Agreement. The provisions of this paragraph shall survive the expiration or termination of this Agreement.

9.              This Agreement may be amended with respect to a Fund only on the written consent of all parties.  Changes to Schedule A to add or remove a Fund and recalculations of Schedule B to determine fees payments will not require written consent of all parties.

10.       This agreement shall be interpreted according to and governed by the laws of the State of Pennsylvania.

11.       A waiver by either party of any breach, act or omission of the other party is not deemed to be a waiver of any subsequent similar breach, act or omission.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers as of the date first set forth above.

ON BEHALF OF THE FUNDS INCLUDED IN SCHEDULE A

By:	/s/ Lucia Sitar
	Name:	Lucia Sitar
	Title:	Vice President

ABERDEEN ASSET MANAGEMENT INC.

By:	/s/ Lucia Sitar
	Name:	Lucia Sitar
	Title:	Vice President and Managing US Counsel

Schedule A

Participating Funds

Effective Date
Aberdeen Asia-Pacific Income Fund, Inc. (FAX)	February 1, 2010
Aberdeen Australian Equity Fund, Inc. (IAF)	February 1, 2010
Aberdeen Global Income Fund, Inc. (FCO)	February 1, 2010
Aberdeen Emerging Markets Equity Income Fund, Inc. (AEF)	February 1, 2010
The India Fund, Inc. (IFN)	February 14, 2012
Aberdeen Japan Equity Fund, Inc. (JEQ)	March 4, 2014
Aberdeen Income Credit Strategies Fund (ACP)	June 12, 2018
Aberdeen Global Premier Properties Fund (AWP)	September 5, 2018
Aberdeen Global Dynamic Dividend Fund (AGD)	September 5, 2018
Aberdeen Total Dynamic Dividend Fund (AOD)	September 5, 2018

Schedule B

Estimated Fees

Each Fund pays its quarterly fee based on a combination of a fixed fee and variable fee (based on the Fund’s net assets and number of accounts) as detailed below. Net Assets and Number of Accounts are updated annually. The following amounts represent the anticipated annual contribution amounts per Fund:

Name	Net Assets 05/31/18 (USD)	% of Net Assets	Number of Accounts*	% of Total Accounts	Fixed fee	Variable fee	Total Contribution
Aberdeen Asia- Pacific Income Fund, Inc.	1,280,972,906.46	26.21%	74,057	31.44%	40,000.00	245,006.98	285,006.98
Aberdeen Australian Equity Fund, Inc.	142,702,849.25	2.92%	10,857	4.61%	40,000.00	31,998.31	71,998.31
Aberdeen Global Income Fund, Inc.	75,009,745.86	1.53%	5,410	2.30%	40,000.00	16,283.84	56,283.84
Aberdeen Emerging Markets Equity Income Fund, Inc.	479,803,890.52	9.82%	3,498	1.48%	40,000.00	48,027.64	88,027.64
The India Fund, Inc.	775,047,571.20	15.86%	29,868	12.68%	40,000.00	121,282.06	161,282.06
Aberdeen Japan Equity Fund, Inc.	135,065,968.44	2.76%	4,458	1.89%	40,000.00	19,787.58	59,787.58
Aberdeen Income Credit Strategies Fund	196,101,808.48	4.01%	7,897	3.35%	40,000.00	31,299.88	71,299.88
Aberdeen Total Dynamic Dividend Fund	1,069,889,837.63	21.89%	53,809	22.85%	40,000.00	190,117.67	230,117.67
Aberdeen Global Dynamic Dividend Fund	144,476,153.97	2.96%	10,591	4.50%	40,000.00	31,672.50	71,672.50
Aberdeen Global Premier Properties Fund	589,081,762.37	12.05%	35,083	14.90%	40,000.00	114,523.54	154,523.54
TOTALS	4,888,152,494.18	1.00	235,527.52	1.00	400,000.00	850,000.00	1,250,000.00

* Number of shareholder accounts are as of each Fund’s FYE.